D-14275

EDAC Technologies Corporation

Annual Report

2002





03056980

AR/S

P.E.
12-28-02

Out of the ashes..... 2002 Annual Report

To Our Shareholders:

Unlike the legendary phoenix, said to periodically burn itself to death and emerge from the ashes as a new bird every 500 years, EDAC has managed to do so on an annual basis.

The year 2002 began with the euphoria from 2001's record earnings. The 2001 earnings were favorably impacted by the shareholder rejection of the proposed divestiture of the Engineered Precision Components division, plummeting interest rates and increases in the demand in the power generation business sector.

The euphoria was short lived. The power generation business sector collapsed and the general economy slowed, particularly the aerospace industry.

By the end of the second quarter of 2002, the company was once again in a survival mode. In July 2002, the Board of Directors accepted the resignation of the CEO and appointed me as President and CEO. The hard work to effect the re-birth of EDAC was just beginning. The first step in the revitalization process was the decision to consolidate our four divisions into one fully integrated unit. We restructured our bank debt in April 2003 and right-sized ourselves to operate as a $25 million company. Tough cuts in selling, general and administrative expenses were made.

With the sales drop of 42% for the 2002 fiscal year, these early efforts were too late to avoid incurring one the worst years in the company's history.

We have set in motion a transition process that will continue throughout 2003. Our people once again have worked tirelessly on the consolidation and to survive the current business environment. A primary challenge facing our business is to mobilize a sales and marketing initiative to broaden our client base.

The balance sheet has been improved dramatically with the debt refinancing completed in April 2003. This financial restructuring has generated over $7.3 million of debt reductions and reduced our debt to a manageable level.

I believe EDAC has risen from the ashes and we are now focused on providing shareholder value. We believe we are well positioned to grow and achieve profitability and improved cash flow. The entire team at EDAC is committed to maximizing the value of our Company for you, our shareholders.

Sincerely yours,



Dominick A. Pagano
President and Chief Executive Officer

EDAC TECHNOLOGIES: ORGANIZATION AND MISSION

EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The Company comprises two manufacturing groups: Gros-Ite Industries and Apex Machine Tool Company. Gros-ite Industries consists of three business units: Gros-Ite Spindles, Gros-Ite Precision Components, and Gros-Ite Large Machining.

GROS-ITE INDUSTRIES

The Gros-Ite Industries group specializes in fabrication of close tolerance components, tools and assemblies. While the group has a strong focus on aerospace components, it also produces complex parts for a variety of other industries. Gros-Ite is ISO 9001 Certified, and BS EN 9001, ANSI 900, and ASQC Q9001-compliant.

Gros-Ite Spindles designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 HP and speeds in excess of 100,000 RPM. The division's repair service can recondition all brands of precision rolling element spindles, domestic or foreign, backed by a 2-year limited warranty. The Spindles division serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographical markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of this division's sales come from the United States.

Gros-Ite Precision Components builds and assembles complex, close tolerance components for the aircraft jet engine, ground turbine and medical industries. This division excels in 4 and 5 axis CNC milling of forgings and castings made from high temperature alloys. Precision assembly services include assembly of jet engine sync rings and medical devices, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. Geographical markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of this division's sales come from the United States.

Gros-Ite Precision Large Machining produces low pressure turbine cases, hubs, rings and disks for all major aircraft engine and ground turbine manufacturers. The division specializes in such difficult-to-machine alloys as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Geographical markets include the U.S.

APEX MACHINE TOOL COMPANY

Apex Machine Tool Company designs and manufactures highly sophisticated fixtures, precision gauges, close tolerance plastic injection molds, precision component molds for composite parts and specialized machinery.

A unique combination of the industry's most skilled toolmakers and machinists and leading edge technology has enabled Apex to provide exacting quality to customers who require tolerances to +/- .0001 inches. ISO 9002 Certified, the Apex group is recognized as one of the leading design and manufacturing shops in the U.S.

Restructuring

In October 2002, the Company adopted a consolidation plan. Under the plan, the Company consolidated its four independent divisions described above into one entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003.

Mission

The mission of EDAC is to be the company of choice for customers, shareholders, employees and the community at large. This is achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee heath, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.

MARKETING AND COMPETITION

EDAC designs, manufactures and services tooling, fixtures, molds, jet engine components and machine spindles, satisfying the highest precision requirements of some of the most exacting customers in the world. This high skill level has been developed through more than 50 years of involvement with the aerospace industry. Last year, approximately 54 percent of EDAC's sales were to United Technologies Corporation, supplying a full range of components, tooling, fixtures and design services for Pratt & Whitney and other UTC divisions. Beyond aerospace, EDAC continues to expand its manufacturing services to a broad base of industrial customers.

Most of the competition for design, manufacturing and service in precision machining and machine tools comes from independent firms, many of which are smaller than EDAC. This point of difference often gives us an advantage in that we can bring a broader spectrum of support to customers who are constantly looking for ways to consolidate their vendor base. We also compete against the in-house manufacturing and service capabilities of larger customers. The trend by these large manufacturers, however, to outsource activities beyond their core competencies presents us with another favorable opportunity.

The market for our products and precision machining capabilities continues to change with the development of more sophisticated use of business-to-business tools on the internet. We are actively involved in securing new business leads through the web and have participated in internet auctions and research for quoting opportunities. Moreover, the sales and marketing team at EDAC has developed an updated website (www.edactechnologies.com) with interactive tools to make it easier for customers to do business with us.

EDAC's competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. This comprehensive, end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.

MARKET INFORMATION

The Company's Common Stock trades on The OTC Bulletin Board under the symbol: "EDAC.OB".

High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2002		2001	
	High	Low	High	Low
First Quarter	$2.22	$1.53	$2.344	$1.063
Second Quarter	1.95	.62	2.400	1.438
Third Quarter	.88	.37	2.030	1.250
Fourth Quarter	.75	.31	2.450	1.400

The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 25, 2003 was 1,473.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements (See Note C to the Company's Consolidated Financial Statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five - year period ended December 28, 2002 has been derived from the Company's audited financial statements. The following data is qualified by reference to and should be read in conjunction with the Company's audited financial statements and notes thereto and "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

SELECTED INCOME STATEMENT DATA

	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Sales	$25,850	$44,911	$47,252	$52,395	$53,162
(Loss) income before cumulative effect of changes in accounting principles and extraordinary gain	$(3,026)	$2,591	$(428)	$(4,058)	$2,276
Cumulative effect of adoption of SFAS No.142	(10,381)	-	-	-	-
Cumulative effect of adoption of SAB 101	-	-	(224)	-	-
Extraordinary gain	-	2,822	-	-	-
Net (loss) income	$(13,407)	$5,413	$(652)	$(4,058)	$2,276
Basic per common share data:					
(Loss) income before cumulative effect of changes in accounting principles and extraordinary gain	$(0.69)	$0.59	$(0.10)	$(0.95)	$0.54
Cumulative effect of adoption of SFAS No.142	(2.35)	-	-	-	-
Cumulative effect of adoption of SAB 101	-	-	(0.05)	-	-
Extraordinary gain	-	0.66	-	-	-
Net (loss) income	$(3.04)	$1.25	$(0.15)	$(0.95)	$0.54
Diluted per common share data:					
(Loss) income before cumulative effect of changes in accounting principles and extraordinary gain	$(0.69)	$0.55	$(0.10)	$(0.95)	$0.50
Cumulative effect of adoption of SFAS No.142	(2.35)	-	-	-	-
Cumulative effect of adoption of SAB 101	-	-	(0.05)	-	-
Extraordinary gain	-	0.63	-	-	-
Net (loss) income	$(3.04)	$1.18	$(0.15)	$(0.95)	$0.50

SELECTED BALANCE SHEET DATA

	2002	2001	2000	1999	1998
	(In thousands)				
Current assets	$10,788	$13,150	$15,870	$15,460	$20,881
Total assets	20,585	37,198	41,926	44,755	52,608
Current liabilities	8,224	24,555	14,335	35,053	20,245
Working capital (deficit)	2,564	(11,405)	1,535	(19,593)	636
Long-term liabilities	16,763	2,671	22,155	3,614	22,780
Shareholders' equity (deficit)	(4,401)	9,972	5,436	6,088	9,583

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company operates on a fiscal year basis. Its fiscal year and fiscal quarters end on the Saturday closest to the end of the calendar year and calendar quarters, respectively. The years ended December 28, 2002, December 29, 2001 and December 30, 2000 are referred to herein as 2002, 2001 and 2000, respectively.

In October 2002, the Company adopted a consolidation plan. Under this plan, the Company consolidated its four independent divisions into one entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003. The Company recorded an impairment charge of $692,000 in 2002 (included in cost of sales in the accompanying consolidated statement of operations) associated with land, a 44,000 square foot building and excess equipment that will be sold as a result of the consolidation and incurred costs of $112,000 related to the restructuring in the fourth quarter of 2002.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

Sales to the Company's principal markets are as follows (in thousands):

	2002	2001	2000
Aerospace customers	$19,436	$29,624	$27,999
Other	6,414	15,287	19,253
	$25,850	$44,911	$47,252

2002 vs. 2001

Sales

Consolidated sales decreased $19,061,000, or 42.4%, from $44,911,000 in 2001 to $25,850,000 in 2002. Aerospace sales decreased $10,188,000, or 34%, from 2001 to 2002. This was a result of a rapid decline in the ground-based turbine market and a continued decline in the commercial jet engine market. Sales to non-aerospace customers decreased $8,873,000, or 58% from 2001 to 2002, primarily because many of the Company's customers have been faced with major downturns in their business due to the national recession. As of December 28, 2002, sales backlog was approximately $18,500,000, compared to approximately $29,000,000 at December 29, 2001. The decrease is primarily due to the sales backlog decrease in the Engineered Precision Components group. The Company presently expects to complete approximately $9,000,000 of the December 28, 2002 backlog during the 2003 fiscal year.

Sales in the Engineered Precision Components group decreased $8,851,000, or 49.6%, to $8,992,000 in 2002 compared to $17,843,000 in 2001. This division operated under a long-term purchasing agreement with the Company's largest customer until December 31, 2002. The Company and the customer agreed not to renew the long-term purchasing agreement beyond its maturity date of December 31, 2002. The Company and the customer, however, have agreed that the Company will continue to quote on the customer's future requirements.

Sales for the Apex Machine Tool division decreased $3,527,000, or 22.4%, to $12,200,000 in 2002 compared to $15,727,000 in 2001. Major customers in the high technology area were severely slowed by the national recession. Apex also faced increased competition from foreign markets. We believe that we can generate new customers and increase our market penetration through quick turnaround of orders, value added to our customers and high quality product delivered in a timely manner.

Sales in the Precision Engineered Technologies group decreased $4,289,000, or 60.3%, to $2,820,000 in 2002 compared to $7,109,000 in 2001. This decrease was due to an overall decrease in business from our major customers as a result of downturns in their business from the national recession.

Sales in the Precision Large Machining group decreased $2,394,000, or 56.6%, to $1,838,000 in 2002 compared to $4,232,000 in 2001. The decrease in sales was due to the overall decrease in business from the division's major customers due to a continued decline in the commercial jet engine market.

Cost of Sales

Cost of sales as a percentage of sales increased in 2002 to 96.1% from 81.1% in 2001. This increase was caused by lower sales levels to cover fixed manufacturing costs. In addition, a rapid and dramatic decline in the ground-based turbine and jet engine markets caused severe schedule shifting, delays of orders, cancellation of orders and smaller production quantities, all of which negatively impacted productivity and gross margins in the Engineered Precision Components and Precision Large Machining areas in 2002. Additionally, $692,000 of impairment charges were recorded in 2002 for certain land, buildings and equipment held for sale as a result of the Company's restructuring and $112,000 was recorded for plant consolidation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3,961,000 in 2002, representing a decrease of $823,000, or 17.2%, from the 2001 level of $4,784,000. The decrease was mainly the result of a $760,000 decrease in compensation and commissions due to lower sales levels and layoffs and a $284,000 decrease in goodwill amortization due to the discontinuance of amortization of goodwill as of January 1, 2002, partially offset by a $432,000 increase in legal and consulting fees and by $330,000 in severance costs. The decrease was also due to costs of $451,000 incurred in the 2001 fiscal year associated with the terminated sale of the Company's Engineered Precision Components division.

Interest Expense

Interest expense for 2002 decreased $398,000 to $742,000 from $1,140,000 in 2001. This was primarily due to lower indebtedness resulting from lower accounts receivable and inventory levels throughout the year, partially offset by the Company's primary lender charging default interest rates beginning in June 2002.

Other Income

Other income of $35,000 in 2002 primarily consisted of a gain on the sale of an asset. Other income of $98,000 in 2001 primarily consisted of a recovery of an investment written off in 2000.

(Benefit from) Provision for Income Taxes

The benefit for income taxes relating to 2002 primarily represents the refund of a portion of the alternative minimum taxes paid in 2001. The provision for 2001 primarily represents alternative minimum taxes paid during 2001 as a result of the extraordinary gain. No benefit has been recorded for net operating losses in 2002 since the Company provided a valuation allowance to reserve against deferred tax assets, due to uncertainty of realization.

Cumulative Effect of Adoption of SFAS 142

As of June 30, 2002, the Company determined that it had failed the step one test under SFAS No. 142. During the quarter ended September 28, 2002, the Company completed the testing of the goodwill balance as of December 30, 2001. The test indicated that the goodwill, which related entirely to the Apex Machine Tool acquisition in 1998, was impaired. The impairment is a result of the decline in the fair market value of Apex since the acquisition date primarily due to a reduction in Apex's sales volumes. The impairment loss was computed using the estimated fair market value of Apex as of such date. The Company recorded the impairment charge of $10,381,077 as a cumulative effect of a change in accounting principle, as of December 30, 2001, and restated the Company's first quarter of 2002 results (see Note J). No tax benefit was recorded due to uncertainty of realization of the related deferred tax asset.

2001 vs. 2000

Sales

Consolidated sales decreased $2,341,000, or 5.0%, from $47,252,000 in 2000 to $44,911,000 in 2001. Aerospace sales increased $1,625,000, or 5.8%, from 2000 to 2001 representing stronger sales to the Company's primary aerospace customer. Sales to non-aerospace customers decreased $3,966,000, or 20.6% primarily because many of the Company's customers have been faced with major downturns in their business. As of December 29, 2001, sales backlog was approximately $29,000,000, compared to approximately $32,000,000 at December 30, 2000.

Sales in the Engineered Precision Components group increased $1,223,000, or 7.4%, to $17,843,000 in 2001 compared to $16,620,000 in 2000. This division operated under a long-term agreement with its major customer until December 31, 2002. Although prices were significantly reduced in the agreement, volume increases and shop floor efficiencies have resulted in improved margins.

Sales for the Apex Machine Tool division decreased $3,859,000, or 19.7%, to $15,727,000 in 2001 compared to $19,586,000 in 2000. Major customers in the high technology area were severely slowed by the national recession. Apex also faced increased competition from foreign markets.

Sales in the Precision Engineered Technologies group increased $725,000, or 11.4%, to $7,109,000 in 2001 compared to $6,384,000 in 2000. This increase was due to an overall increase in business from our major customers, along with an effort to concentrate our resources in the development of our spindle repair business.

Sales in the Precision Large Machining group decreased $430,000, or 9.2%, to $4,232,000 in 2001 compared to $4,662,000 in 2000. The decrease in sales was due to the overall decrease in business from the division's major customers.

Cost of Sales

Cost of sales as a percentage of sales decreased in 2001 to 81.1% from 83.9% in 2000. Although sales for the Company decreased in this period, the Company was successful in its ability to reduce costs through lean manufacturing techniques. The Company also reduced its indirect labor force during 2001. The Engineered Precision Components division realized an increase of more than nine percent in gross profit from 2000 to 2001. The other divisions' cost of sales as a percentage of sales remained the same or decreased slightly from 2000 to 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $4,784,000 in 2001, representing an increase of $42,000, or 0.9%, from the 2000 level of $4,742,000. Costs were nearly the same even though the Company incurred $451,000 of additional costs associated with the terminated sale of its Precision Engineered Components division in 2001. As a percentage of sales, selling general and administrative expenses were 10.7% of sales in 2001 and 10.0% of sales in 2000.

Interest Expense

Interest expense decreased $2,084,000 to $1,140,000 in 2001 from $3,224,000 in 2000. This was due in part to lower indebtedness resulting from a financial restructuring and normal repayments during the year. Variable interest rates charged to the Company by its lenders were reduced significantly throughout the year and contributed to this decrease. Also, as part of the troubled debt restructuring in 2001, no interest expense was recorded after February 5, 2001 on the $7,000,000 obligation to the Company's former principal lender (the "Former Lender ")since the variable rate did not exceed 9.5%, the interest that had been considered in determining the amount of the gain to be recorded.

Other (Expense) Income

Other income of $98,000 in 2001 primarily consisted of a recovery of an investment written off in 2001.

(Benefit from) Provision for Income Taxes

The provision for 2001 primarily represents alternative minimum taxes paid during 2001 as a result of the 2001 extraordinary gain.

Cumulative Effect of Adoption of SAB 101

The Company adopted Staff Accounting Bulletin No. 101 (SAB 101) Revenue Recognition, as of January 2, 2000. The cumulative effect on earnings for 2000 was $223,843, which relates to sales of $824,430. SAB 101 requires a company to defer revenue recognition on product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Extraordinary Gain

The Company recorded an extraordinary gain in 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the Company's Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to such Former Lender, including interest, under the terms of the refinancing of $9,462,347 as a result of a refinancing (see Note C to consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

The Company has met its working capital needs through funds generated from operations and bank financing. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and borrowings on the revolving credit facility.

Revolving Line of Credit and Long-Term Debt

Long-term debt consisted of the following as of December 28, 2002 and December 29, 2001:

	2002	2001
Term loans (3)	$4,068,451	$5,594,044
Note payable to former lender with principal due in one payment on September 29, 2004. ("Note to Former Lender") (1)	9,462,347	9,462,347
Mortgage to bank	1,941,572	1,974,152
Note payable to former shareholders of Apex Machine Tool Company, Inc.	1,659,638	1,809,638
Equipment notes payable	33,662	24,503
Capital lease obligations	235,468	306,095
	17,401,138	19,170,779
Less - current portion of long-term debt (2)	2,250,091	17,409,544
	$15,151,047	$1,761,235

(1) Amount was refinanced in April 2003 which resulted in a gain of $7.3 million (before income taxes) as discussed below.

(2) After consideration of the April 2003 refinancing.

(3) In April 2003, the repayment terms were revised as discussed below.

On September 29, 2000, the Company refinanced substantially all of its loan facilities with its Former Lender with financing from a new lender. The new credit facility includes a revolving credit line in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit line is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 28, 2002, $668,820 was outstanding on the revolver and $1,163,000 was available for additional borrowings on the revolver with the new lender. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $2,963,845 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (5.05% at December 28, 2002) for the revolving credit line and the index rate plus 4% (5.30% at December 28, 2002) for the term loans. The new lender has a first security interest in accounts receivable, inventory, equipment and other assets.

As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 and $1,900,000 from the proceeds of a $2,000,000 mortgage loan obtained from a local bank on February 5, 2001. This mortgage loan, which is secured by a mortgage on the Company's real property located at New Britain Avenue in Farmington Connecticut, is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. Interest on the $7,000,000 note is at the Former Lender's prime rate plus 1%. Interest was due on September 29, 2002.

The 2001 refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the Former Lender, which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the Former Lender, including interest, under the terms of the refinancing of $9,462,347. In accordance with the accounting for troubled debt restructurings, no interest expense was recorded on the $7 million obligation after February 5, 2001, since the actual variable rate did not exceed 9.5%, the interest rate considered in determining the amount of the gain to be recorded.

On June 4, 2002, the Company was notified by its current lender that an event of default had occurred on its revolving credit and term loans as a result of the issuance of a going concern opinion on the Company's December 29, 2001 consolidated financial statements. The default notification increased the interest rates charged to the Company by 1% effective June 1, 2002. As of September 28, 2002, and continuing through December 28, 2002, the Company was in violation of its fixed coverage ratio covenant on its revolving credit and term loans. As a result of the default on the Company's revolving and term loans, the lender reduced the borrowing availability on the Company's revolving line of credit on June 4, 2002 by $350,000, on July 31, 2002 by $175,000 and August 31, 2002 by $175,000. On November 26, 2002, the Company signed a forbearance agreement with its current lender, which prevented the current lender from exercising its rights and remedies. On November 26, 2002, the lender increased the availability on the Company's revolving line of credit by $150,000.

Additionally, on October 1, 2002, the Company was notified by its Former Lender that because the Company had failed to make the $1,056,417 interest payment due under the note on September 29, 2002, an event of default had occurred on its note with the Company. As a result of the event of default, the Former Lender accelerated all sums due under the note and demanded payment in full ($8,056,417 as of September 29, 2002).

The mortgage loan described above contains cross default provisions with the revolving credit and term loans. Because of the default on the revolving credit and term loans, the interest rate charged to the Company on its mortgage loan could increase by 2%. As of April 3, 2003, the date of the Refinancing, the mortgage loan lender has not notified the Company that the default rate will go into effect.

On April 3, 2003, the Former Lender canceled the Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the "New Notes"). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and will be accounted for as a troubled debt restructuring. The Company will record a gain in the second quarter of 2003 of $7.3 million (before income taxes) representing the difference between the carrying value of the Note to Former Lender, including accrued interest and fees, and the payments due under the new notes, including interest. The $1.325 million note payable bears interest at 7% per annum and is repayable in 18 monthly installments of $73,611. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. Additionally, in April 2003 the Company entered into an amended agreement with the lender for the revolving credit facility and term loans. Under the terms of the amended agreement, the maturity date of the revolver was changed to January 4, 2005, the term loans were extended, covenant violations for 2002 were waived and financial covenant requirements were revised going forward (collectively, with the troubled debt restructuring above, the "2003 Refinancing"). The classification of long-term debt has been determined in the accompanying December 28, 2002 consolidated balance sheet based on the repayment terms after consideration of the 2003 Refinancing.

The note payable to the former shareholders of Apex Machine Tool Company Inc. was amended to provide for a moratorium on six principal payments that would have been due over the six-month period commencing July 1, 2002. The mortgage note was again amended on January 18, 2003 to provide for monthly payments of interest only through December of 2003 and to extend the note's maturity date from January 2, 2003 to January 5, 2004.

Cash Flow

The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	2002	2001	2000
Net cash provided by operating activities	$ 3,187	$ 3,211	$ 2,575
Net cash (used in) provided by investing activities	(204)	(357)	845
Net cash used in financing activities	(2,952)	(2,925)	(3,319)

2002

Net cash provided by operating activities resulted primarily from reductions in accounts receivable and inventory and an increase in accounts payable partially offset by cash operating losses.

Net cash used in investing activities consisted primarily of expenditures for machinery. Estimated capital expenditures for 2003 are approximately $250,000.

Net cash used in financing activities resulted primarily from the repayment of bank debt.

As of December 28, 2002, $1,163,460 was available for additional borrowings on the revolving credit loan.

2001

Net cash provided by operating activities resulted primarily from cash earnings and a reduction in accounts receivable and inventory offset partially by lower accounts payable and other current liabilities.

Net cash used in investing activities consisted primarily of expenditures for machinery.

Net cash used in financing activities resulted primarily from repayment of bank debt.

As of December 29, 2001, $3,153,998 was available for additional borrowings on the revolving credit loan.

2000

Net cash provided by operating activities resulted primarily from reductions in inventory amounts, an increase in other current liabilities and the collection of refundable income taxes offset partially by higher accounts receivable and lower accounts payable.

Net cash provided by investing activities consisted primarily of proceeds from sales of excess property, plant and equipment.

Net cash used in financing activities resulted primarily from net bank borrowings/repayments.

Pension

The Company maintains a frozen noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

Our pension expense for the plan was $146,476 and $52,514 for the years ended December 28, 2002 and December 29, 2001, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. We continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets, despite the recent market downturn in which our plan assets had a loss of 3.2% for the year ended December 28, 2002. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 7.25% at December 29, 2001 to 6.50% at December 28, 2002. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 6.5% and various other assumptions, we estimate that our pension expense for the plan will approximate $260,000, $241,000 and $223,000 in 2003, 2004 and 2005, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan.

Lowering the expected long-term rate of return on our plan assets by .5% (from 7.0% to 6.5%) would have increased our pension expense for 2002 by approximately $21,000. Lowering the discount rate and the salary increase assumptions by 0.5% would have increased our pension expense for 2002 by approximately $15,000.

The value of our plan assets has decreased from $4.3 million at December 29, 2001 to $4.0 million at December 28, 2002. The investment performance returns and declining discount rates have further increased the underfunding of our plan, from $0.9 million at December 29, 2001 to $1.8 million at December 28, 2002. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.

During 2002, the Company contributed $0.3 million to the plan, which was the minimum required for the 2002 plan year. During 2003, the Company expects to contribute $0.3 million to the plan which is the minimum required for the 2003 plan year. In the absence of significant changes, it is estimated that the minimum required contribution for the 2004 plan year will be approximately $0.3 million.

Restructuring

In October 2002, the Company adopted a consolidation plan. Under the plan, the Company consolidated its four independent divisions as described above into one entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003.

Inventory

In April 2002, EDAC's largest customer told EDAC to stop work on a significant portion of EDAC's inventory due to the customer's reduced requirements. During the quarter ended December 28, 2002, EDAC reached an agreement with the customer to receive an advance for terminated contracts. The amount received prior to December 28, 2002 has not been recognized as revenue since the terminated contracts were still subject to approval by the customer.

Summary

The Company believes the successful restructuring of our Company's balance sheet, together with the consolidation of our four operating divisions, will allow the Company to be in a better position to compete and grow our business when the machine tool and aerospace industries start to rebound. The Company believes that it's existing credit facilities and cash provided by operations are adequate to meet the Company's needs for 2003.

Contractual Obligations and Commercial Commitments

The following represents the contractual obligations and commercial commitments of the Company as of December 28, 2002, after consideration of the April 2003 refinancing (in thousands):

		Payments Due by Period					
	Total	2003	2004	2005	2006	2007	Thereafter
Contractual Obligations							
Long-Term Debt, including current portion	$10,338	$2,250	$4,034	$1,232	$76	$60	$2,686
Revolving Line of Credit	668	668	-	-	-	-	-
Operating Leases	86	41	11	8	4	4	18
Total	$11,092	$2,959	$4,045	$1,240	$80	$64	$2,704

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting policies are set forth below.

Revenue Recognition - Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Inventories- Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand.

Long-Lived Assets - Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets is periodically reviewed taking into consideration current and expected business conditions.

The Company's significant accounting policies are more fully described in Note A to the Company's Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As described below, interest rate risk is the primary source of financial market risk to the Company related to its notes payable and long-term debt.

Qualitative:

Interest Rate Risk: Changes in interest rates can potentially impact the Company's profitability and its ability to realize assets and satisfy liabilities. Interest rate risk is present primarily in the Company's borrowings, which have variable interest rates. The following amounts are after consideration of the Company's 2003 refinancing.

Quantitative:

	Maturing less than one year	Maturing greater than one year
Revolving line of credit and Long-term debt		
Amount	$2,918,911	$8,088,358
Weighted average interest rate	5.7%	7.1%

New Accounting Standards

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes SFAS No. 121, but retains the fundamental provisions of SFAS No. 121, as well as sets new criteria for asset classifications and establishes a broader definition with respect to presentation of discontinued operations. The standard was effective December 30, 2001 for the Company. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 on December 29, 2002 will result in the reclassification of the 2001 extraordinary gain, net of tax of $2.8 million by the Company in 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for the Company in fiscal 2003. SFAS No. 146 will affect any restructuring activities of the Company after fiscal 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure and amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of that Statement. The Company has not adopted the fair value recognition principles of SFAS No. 123, therefore this Statement has had no effect upon the Company's consolidated financial condition or results of operations. The Company has adopted the disclosure requirements under SFAS No. 148 as of December 28, 2002, and will provide the additional quarterly disclosures required in 2003.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation requires certain guarantees to be recorded at fair values and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002.The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

In January 2003, the FASB issued Interpretation No.46,"Consolidation of Variable Interest Entities", which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interest in variable interest entities ("VIE's"). Interpretation 46 is effective for new VIE's established subsequent to February 1, 2003 and must be adopted for existing VIE's by July 1, 2003.The Company does not invest in investment structures that require analysis under the interpretation and the adoption of Interpretation 46 is not expected to have material impact on the Company's consolidated financial condition or results of operations.

Certain factors that may affect future results of operations

All statements other than historical statements contained in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources, statements about the Company's bank agreements, statements about the Company's backlog, statements about the Company's action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company's competitors; the Company's ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company's revolving credit facility and other sources of capital; and other factors discussed in the Company's annual report on Form 10-K for the year ended December 28, 2002. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 28, 2002 and December 29, 2001

	December 28, 2002	December 29, 2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 207,501	$ 176,245
Accounts receivable (net of allowance for doubtful accounts of $ 272,815 as of December 28, 2002 and $332,000 as of December 29, 2001)	2,891,449	5,080,106
Inventories, net	5,427,936	6,677,257
Prepaid expenses and other current assets	74,891	89,069
Refundable income taxes	641,193	217,603
Land, building and equipment held for sale	1,545,000	-
Deferred income taxes	-	909,649
Total current assets	10,787,970	13,149,929
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land	394,821	730,394
Buildings	4,717,306	6,713,385
Machinery and equipment	18,695,413	19,720,223
	23,807,540	27,164,002
Less: Accumulated depreciation	14,132,933	13,526,674
	9,674,607	13,637,328
OTHER ASSETS:		
Goodwill	-	10,381,077
Deferred income taxes	112,623	-
Other	10,000	30,000
TOTAL ASSETS	$20,585,200	$ 37,198,334

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 28, 2002 and December 29, 2001

	December 28, 2002	December 29, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Revolving line of credit	$ 668,820	$ 1,955,138
Current portion of long-term debt	2,250,091	17,409,544
Trade accounts payable	2,287,047	1,740,910
Employee compensation and amounts withheld	1,151,062	2,440,420
Accrued expenses	823,140	1,008,798
Customer advances	930,536	-
Deferred income taxes	112,974	-
Total current liabilities	8,223,670	24,554,810
LONG-TERM DEBT, less current portion	15,151,047	1,761,235
OTHER LONG-TERM LIABILITIES	1,611,875	-
DEFERRED INCOME TAXES	-	910,000
COMMITMENTS AND CONTINGENCIES (NOTES C and G)		
SHAREHOLDERS' EQUITY (DEFICIT):		
Common stock, par value $.0025 per share; 10,000,000 shares authorized; issued and outstanding-- 4,416,038 in 2002 and 4,346,038 in 2001	11,040	10,865
Additional paid-in capital	9,358,379	9,240,295
(Accumulated deficit) retained earnings	(11,722,797)	1,684,114
	(2,353,378)	10,935,274
Less: Accumulated other comprehensive loss	(2,048,014)	(962,985)
Total shareholders' equity (deficit)	(4,401,392)	9,972,289
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$20,585,200	$ 37,198,334

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	FISCAL YEAR		
	2002	2001	2000
Sales	$25,850,167	$ 44,910,983	$ 47,252,391
Cost of Sales	24,850,653	36,418,480	39,638,087
Gross Profit	999,514	8,492,503	7,614,304
Selling, General and Administrative Expenses	3,961,473	4,783,690	4,741,522
(Loss) Income From Operations	(2,961,959)	3,708,813	2,872,782
Non-Operating (Expense) Income:			
Interest Expense	(742,112)	(1,139,709)	(3,224,123)
Other	35,446	97,971	(43,500)
(Loss) Income Before Income Taxes, Cumulative Effect of Changes in Accounting Principles and Extraordinary Gain	(3,668,625)	2,667,075	(394,841)
(Benefit from) Provision for Income Taxes	(642,791)	76,454	33,000
(Loss) Income before Cumulative Effect of Changes in Accounting Principles and Extraordinary Gain	(3,025,834)	2,590,621	(427,841)
Cumulative Effect of Adoption of SFAS No. 142	(10,381,077)	-	-
Cumulative Effect of Adoption of SAB 101			(223,843)
Extraordinary Gain, net of tax of $1,402,000	-	2,822,234	-
Net (Loss) Income	($13,406,911)	$ 5,412,855	$ (651,684)
Basic Per Common Share Data:			
(Loss) income before cumulative effect of changes in accounting principles and extraordinary gain	($0.69)	$0.59	($0.10)
Cumulative effect of adoption of SFAS No. 142	(2.35)	-	-
Cumulative effect of adoption of SAB 101	-	-	(0.05)
Extraordinary gain	-	0.66	-
Net (loss) income	($3.04)	$1.25	($0.15)
Diluted Per Common Share Data:			
(Loss) income before cumulative effect of changes in accounting principles and extraordinary gain	($0.69)	$0.55	($0.10)
Cumulative effect of adoption of SFAS No. 142	(2.35)	-	-
Cumulative effect of adoption of SAB 101	-	-	(0.05)
Extraordinary gain	-	0.63	-
Net (loss) income	($3.04)	$1.18	($0.15)
Pro Forma amounts assuming adoption of SAB 101 is applied retroactively (see Note A) (unaudited):			
Pro forma net loss	n/a	n/a	($427,841)
Pro forma basic net loss per common share	n/a	n/a	($0.10)
Pro forma diluted net loss per common share	n/a	n/a	($0.10)

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	FISCAL YEAR		
	2002	2001	2000
Operating Activities:			
Net (loss) income	($13,406,911)	$5,412,855	($651,684)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Cumulative effect of adoption of SFAS No. 142	10,381,077	-	-
Forgiveness of debt, net of tax	-	(2,822,234)	-
Depreciation and amortization	1,990,913	2,304,725	2,337,631
Write-down of land, building and equipment	692,088	-	-
Deferred income taxes	-	(517,000)	-
(Gain) loss on sale of property and equipment	(41,025)	(22,780)	3,404
Stock option grants and modifications	13,884	12,900	-
Change in inventory reserve	(267,788)	(20,763)	25,488
Changes in operating assets and liabilities:			
Accounts receivable	2,188,657	904,733	(1,172,846)
Refundable income taxes	(423,590)	(217,603)	556,159
Inventories	1,517,109	351,170	1,771,345
Prepaid expenses and other current assets	14,178	1,049,599	(159,535)
Trade accounts payable	546,137	(1,017,159)	(590,071)
Other current liabilities and other long-term liabilities	(17,633)	(2,030,616)	697,658
Other liabilities	-	(176,768)	(242,578)
Net cash provided by operating activities	3,187,096	3,211,059	2,574,971
Investing Activities:			
Additions to property, plant and equipment	(257,656)	(332,515)	(124,256)
Proceeds from sales of property, plant and equipment	53,400	36,475	927,661
Change in other assets	-	(60,939)	41,730
Net cash (used in) provided by investing activities	(204,256)	(356,979)	845,135

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Fiscal Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	FISCAL YEAR		
	2002	2001	2000
Financing Activities:			
Decrease in revolving line of credit	(1,286,318)	(3,288,355)	(114,599)
Repayments of long-term debt	(1,793,918)	(1,821,028)	(10,568,182)
Borrowings on long-term debt	24,277	2,106,290	7,364,000
Proceeds from exercise of common stock options	104,375	78,547	-
Net cash used in financing activities	(2,951,584)	(2,924,546)	(3,318,781)
Increase (decrease) in cash	31,256	(70,466)	101,325
Cash at beginning of year	176,245	246,711	145,386
Cash at end of year	$207,501	$ 176,245	$ 246,711
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 731,410	$ 1,203,549	$ 2,611,845
Income taxes paid	-	1,200,472	-
Non-Cash Transaction:			
Capital lease obligation	-	255,000	-

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended December 28, 2002,
December 29, 2001 and December 30, 2000

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balances at January 1, 2000	$10,673	$9,153,941	($3,077,057)	-	$6,087,557
Net loss and comprehensive loss			(651,684)		(651,684)
Balances at December 30, 2000	10,673	9,153,941	(3,728,741)	-	5,435,873
Comprehensive income:					
Net income			5,412,855		5,412,855
Minimum pension liability, net of tax benefit of $517,650				(962,985)	(962,985)
Total comprehensive income					4,449,870
Stock options issued to non-employee		12,900			12,900
Exercise of stock options including income tax benefit	192	73,454			73,646
Balances at December 29, 2001	10,865	9,240,295	1,684,114	(962,985)	9,972,289
Comprehensive loss:					
Net loss			(13,406,911)		(13,406,911)
Minimum pension liability, net of $0 tax benefit				(1,085,029)	(1,085,029)
Total comprehensive loss					(14,491,940)
Stock option modification		13,884			13,884
Exercise of stock options	175	104,200			104,375
Balances at December 28, 2002	$11,040	$9,358,379	($11,722,797)	($2,048,014)	($4,401,392)

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

NOTE A -- ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include EDAC Technologies Corporation (the "Company") and its wholly owned subsidiaries, Gros-Ite Industries Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for tooling, fixtures, molds, jet engine components and machine spindles.

In October 2002, the Company adopted a consolidation plan. Under the plan, the Company consolidated its four independent divisions into one entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003. The Company incurred costs of $112,000 in the fourth quarter of 2002 related to restructuring, which are included in cost of sales in the accompanying consolidated statements of operations and management anticipated spending an additional $300,000 in the first quarter of 2003. Additionally, the Company recorded an impairment charge of $692,000 in 2002 associated with land, a building and excess equipment that will be sold as a result of the consolidation.

On April 3, 2003, the Former Lender canceled the Note to Former Lender (see Note C) in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the "New Notes"). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and will be accounted for in 2003 as a troubled debt restructuring. The Company will record a gain in the second quarter of 2003 of $7.3 million (before income taxes) representing the difference between the carrying value of the Note to Former Lender, including accrued interest and fees, and the payments due under the new notes, including interest. The $1.325 million note payable bears interest at 7% per annum and is repayable in 18 monthly installments of $73,611. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. Additionally, in April 2003 the Company entered into an amended agreement with the lender for the revolving credit facility and term loans. Under the terms of the amended agreement, the maturity date of the revolver was changed to January 4, 2005, the term loans were extended, covenant violations for 2002 were waived and financial covenant requirements were revised going forward (collectively, with the troubled debt restructuring above, the "2003 Refinancing"). The classification of long-term debt has been determined in the accompanying December 28, 2002 consolidated balance sheet based on the repayment terms after consideration of the 2003 Refinancing.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions have been eliminated from the consolidated financial statements.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Fiscal Year: The Company's fiscal year is a 52 week fiscal period. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal 2002, 2001 and 2000 ended on December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 28, 2002 and December 29, 2001, inventories consisted of the following:

	2002	2001
Raw materials	$ 676,107	$ 1,313,489
Work-in-progress	3,675,325	4,548,469
Finished goods	1,842,898	1,849,481
	6,194,330	7,711,439

	2002	2001
Less: reserve for		
excess and obsolete	(766,394)	(1,034,182)
Inventories, net	$5,427,936	$6,677,257

In the first quarter of 2002, the Company sold approximately $691,000 of excess and obsolete inventory that was previously fully reserved for.

In April 2002, EDAC's largest customer told EDAC to stop work on a significant portion of EDAC's inventory due to the customer's reduced requirements. During the quarter ended December 28, 2002, EDAC reached an agreement with the customer to receive an advance for terminated contracts. The amount prior to December 28, 2002 has not been recognized as revenue since the terminated contracts were still subject to approval the customer.

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes.

The Company reviews its investments in long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the carrying value of the asset exceeds its estimated fair value less cost to sell. During 2002, as a result of the restructuring, the Company determined certain land, building and equipment would no longer be utilized. These assets are being marketed for sale as of December 28, 2002 and a write-down of these assets of $692,000 was recorded in the fourth quarter of 2002 based on estimated net proceeds to be received. The Company is using a broker to sell the land and building and the equipment will be sold via an auction. The Company expects to sell the land and building during 2003 and the auction is scheduled for the second quarter of 2003. No write-downs were recorded for fiscal 2001 and 2000.

Earnings (Loss) Per Share: Basic earnings (loss) per common share is based on the average number of common shares outstanding during the year. Diluted earnings (loss) per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for fiscal 2002, 2001, and 2000, are as follows:

	2002	2001	2000
Basic:			
Weighted average common shares outstanding	4,408,538	4,334,969	4,269,080
Diluted:			
Dilutive effect of stock options	-	243,071	-
Weighted average shares diluted	4,408,538	4,578,040	4,269,080
Options excluded since anti–dilutive	644,200	-	869,157

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25 and the related interpretations. Stock-based compensation for non-employees is accounted for in accordance with EITF 96-18.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 2002, 2001 and 2000 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

	2002	2001	2000
Risk free interest rate	2.94 – 3.29%	4.09%	5.79 - 6.43%
Expected dividend yield	None	None	None
Expected lives	3 years	3 years	3 years
Expected volatility	159%	100%	153%

Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net income (loss) would have been adjusted to reflect the following pro forma amounts:

	2002	2001	2000
Income (loss):			
As reported	($13,406,911)	$5,412,855	($651,684)
Effect of stock-based employee compensation expense determined under fair valuation method for all awards, net of any related tax effects	(71,000)	(142,369)	(127,677)
Pro forma	($13,477,911)	$5,270,486	($779,361)
Net income (loss) per common share:			
Basic earnings (loss) per share:			
As reported	($3.04)	$1.25	($0.15)
Pro forma	(3.06)	1.22	(0.18)
Diluted earnings (loss) per share:			
As reported	($3.04)	$1.18	($0.15)
Pro forma	(3.06)	1.15	(0.18)

Goodwill: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. As of June 30, 2002, the Company determined they failed step one of the impairment analysis and during the quarter ended September 28, 2002, the Company completed the testing of the goodwill balance as of December 30, 2001. The test indicated that the goodwill, which related entirely to the Apex Machine Tool ("Apex") acquisition in 1998, was impaired. The loss is a result of the decline in the fair market value of Apex since the acquisition date due to a reduction in Apex's sales volume. The impairment loss was computed using the estimated fair market value of Apex as of such date. The Company recorded the impairment charge of $10,381,077 as a cumulative effect of a change in accounting principle, as of December 30, 2001, and restated the Company's first quarter of 2002 results (see Note J). No tax benefit was recorded due to uncertainty of realization of the related deferred tax asset.

Cumulative Effect of Adoption of Staff Accounting Bulletin No. 101: The Company adopted Staff Accounting Bulletin No. 101 (SAB 101) Revenue Recognition, as of January 2, 2000. The cumulative effect of adoption of SAB 101 on earnings for 2000 was $223,843, which relates to sales of $824,430. SAB 101 requires a company to defer revenue recognition on product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts reflected in the consolidated financial statements. Actual results could differ from those estimates.

New Accounting Standards: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes SFAS No. 121, but retains the fundamental provisions of SFAS No. 121, as well as sets new criteria for asset classifications and establishes a broader definition with respect to presentation of discontinued operations. The standard was effective December 30, 2001 for the Company. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 on December 29, 2002 will result in the reclassification of the extraordinary gain, net of tax of $2.8 million in 2001 by the Company in 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for the Company in fiscal 2003. SFAS No. 146 will affect any restructuring activities of the Company after fiscal 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure and amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of that Statement. The Company has not adopted the fair value recognition principles of SFAS No. 123; therefore this Statement has had no effect upon the Company's consolidated financial condition or results of operations. The Company had adopted the disclosure requirements under SFAS No. 148 as of December 28, 2002, and will provide the additional quarterly disclosures required in 2003.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation requires certain guarantees to be recorded at fair values and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. Adoption of this Interpretation is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interest in variable interest entities ("VIE"). Interpretation 46 is effective for new VIE's established subsequent to February 1, 2003 and must be adopted for existing VIE's by July 1, 2003. The company does not invest in investment structures that require analysis under the Interpretation and the adoption of Interpretation 46 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

NOTE B -- COMMON STOCK AND STOCK OPTIONS

The Company has issued stock options that are exercisable as of December 28, 2002 from the 1996 Stock Option Plan, the 1998 Employee Stock Option Plan, the 2000 Employee Stock Option Plan and the 2000-B Employee Stock Option Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

A summary of the status of the Company's stock option plans as of December 28, 2002, December 29, 2001 and December 30, 2000, and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	868,200	$2.10	869,157	$2.41	523,157	$3.49
Granted	251,500	0.55	278,500	1.49	384,000	0.99
Exercised	(70,000)	1.49	(76,957)	1.02	-	-
Expired/Forfeited	(405,500)	2.18	(202,500)	3.01	(38,000)	3.09
Outstanding at end of year	644,200	1.36	868,200	2.10	869,157	2.41
Options exercisable at year-end	420,700	1.74	579,700	2.48	699,157	2.75
Weighted-average fair value of options granted during the year	$0.44		$0.95		$0.83	

The following table summarizes information about stock options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding At 12/28/02	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable At 12/28/02	Weighted-Average Exercise Price
$0.50 to $1.00	408,500	7.08	0.71	216,000	.85
$1.01 to $2.00	126,500	8.15	1.32	95,500	1.33
$2.01 to $5.91	109,200	4.92	3.85	109,200	3.85
$0.50 to $5.91	644,200	6.92	1.36	420,700	1.74

During 2002, the expiration date for vested stock options previously granted to the Company's former President and Chief Executive Officer (Note G) was extended to March 31, 2003. Additionally, the Company granted options to purchase a total of 39,000 shares to the former Executive Vice President and CFO (Note G) and to former Directors at exercise prices from $.045 to $.051 per share in exchange for existing options to purchase 240,000 shares at exercise prices ranging from $1.00 to $7.73 per share. In accordance with these modifications and grants, the Company recorded charges of approximately $5,500 and $8,400 in the third and fourth quarter of 2002, respectively.

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

	2002	2001
Term loans due in 35 monthly principal installments of $122,734 commencing November 1, 2000 with a balloon payment due on September 29, 2003. (3)	$4,068,451	$5,594,044
Note payable to former lender with principal due in one payment on September 29, 2004. ("Note to Former Lender")(1)	9,462,347	9,462,347
Mortgage due to bank in 240 monthly installments of $18,578 including interest at 9.45% commencing April 1, 2001. Payment is subject to change every 5 years to reflect an interest rate equal to the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%	1,941,572	1,974,152
Note payable to former shareholders of Apex Machine Tool Company, Inc. Note was amended on December 28, 2000 to provide monthly principal installments of $18,000, increasing to $22,000 on July 1, 2001 and increasing to $25,000 on January 1, 2002. Interest at 10.12% is paid quarterly in advance.	1,659,638	1,809,638
Equipment notes payable due in 36 monthly principal payments of $700 and $674.	33,662	24,503
Capital lease obligations	235,468	306,095
	17,401,138	19,170,779
Less - current portion of long-term debt (2)	2,250,091	17,409,544
	$15,151,047	$1,761,235

(1) Amount includes $2,462,347 of estimated interest recorded in accordance with accounting for troubled debt restructurings.

(2) After consideration of the 2003 refinancing as discussed below.

(3) In April 2003, the repayment terms were revised as discussed below.

On September 29, 2000, the Company refinanced substantially all of its loan facilities with its Former Lender with financing from a new lender. The new credit facility includes a revolving credit line in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit line is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 28, 2002, $668,820 was outstanding on the revolver and $1,163,000 was available for additional borrowings on the revolver with the new lender. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $2,963,845 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (5.05% at December 28, 2002) for the revolving credit line and the index rate plus 4% (5.30% at December 28, 2002) for the term loans. The new lender has a first security interest in accounts receivable, inventory, equipment and other assets.

As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 and $1,900,000 from the proceeds of a $2,000,000 mortgage loan obtained from a local bank on February 5, 2001. This mortgage loan, which is secured by a mortgage on the Company's real property located at New Britain Avenue in Farmington, Connecticut, is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. Interest on the $7,000,000 note is at the Former Lender's prime rate plus 1%. Interest was due on September 29, 2002.

The 2001 refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the Former Lender, which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the Former Lender, including interest, under the terms of the refinancing of $9,462,347. In accordance with the accounting for troubled debt restructurings, no interest expense was recorded on the $7 million obligation after February 5, 2001, since the actual variable rate did not exceed 9.5%, the interest rate considered in determining the amount of the gain to be recorded.

On June 4, 2002, the Company was notified by its current lender that an event of default had occurred on its revolving credit and term loans as a result of the issuance of a going concern opinion on the Company's December 29, 2001 consolidated financial statements. The default notification increased the interest rates charged to the Company by 1% effective June 1, 2002. As of September 28, 2002, and continuing through December 28, 2002, the Company was in violation of its fixed coverage ratio covenant on its revolving credit and term loans. As a result of the default on the Company's revolving and term loans, the lender reduced the borrowing availability on the Company's revolving line of credit on June 4, 2002 by $350,000, on July 31, 2002 by $175,000 and August 31, 2002 by $175,000. On November 26, 2002, the Company signed a forbearance agreement with its current lender, which prevented the current lender from exercising its rights and remedies. On November 26, 2002, the lender increased the availability on the Company's revolving line of credit by $150,000.

Additionally, on October 1, 2002, the Company was notified by its Former Lender that because the Company had failed to make the $1,056,417 interest payment due under the note on September 29, 2002, an event of default had occurred on its note with the Company. As a result of the event of default, the Former Lender accelerated all sums due under the note and demanded payment in full ($8,056,417 as of September 29, 2002).

The mortgage loan described above contains cross default provisions with the revolving credit and term loans. Because of the default on the revolving credit and term loans, the interest rate charged to the Company on its mortgage loan could increase by 2%. As of April 3, 2003, the date of the Refinancing, the mortgage loan lender has not notified the Company that the default rate will go into effect.

On April 3, 2003, the Former Lender canceled the Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the "New Notes"). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and will be accounted for as a troubled debt restructuring. The Company will record a gain in the second quarter of 2003 of $7.3 million (before income taxes) representing the difference between the carrying value of the Note to Former Lender, including accrued interest and fees, and the payments due under the new notes, including interest. The $1.325 million note payable bears interest at 7% per annum and is repayable in 18 monthly installments of $73,611. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. Additionally, in April 2003 the Company entered into an amended agreement with the lender for the revolving credit facility and term loans. Under the terms of the amended agreement, the maturity date of the revolver was changed to January 4, 2005, the term loans were extended, covenant violations for 2002 were waived and financial covenant requirements were revised going forward (collectively, with the troubled debt restructuring above, the "2003 Refinancing"). The classification of long-term debt has been determined in the accompanying December 28, 2002 consolidated balance sheet based on the repayment terms after consideration of the 2003 Refinancing.

The note payable to the former shareholders of Apex Machine Tool Company Inc. was amended to provide for a moratorium on six principal payments that would have been due over the six-month period commencing July 1, 2002. The mortgage note was again amended on January 18, 2003 to provide for monthly payments of interest only through December of 2003 and to extend the note's maturity date from January 2, 2003 to January 5, 2004.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 28, 2002, after consideration of the 2003 Refinancing, are as follows: 2003--$2,250,091; 2004--$4,033,946; 2005--$1,232,121; 2006--$75,667; 2007--$60,454; 2008 and thereafter--$2,686,170.

NOTE D -- PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$5,198	$4,922
Interest cost	348	366
Actuarial loss	708	270
Benefits paid	(383)	(360)
Benefit obligation at end of year	$5,871	$5,198
Change in plan assets:		
Fair value of plan assets at beginning of year	$4,255	$4,947
Actual return on plan assets	(133)	(467)
Employer contribution	328	176
Expenses	(43)	(41)
Benefits paid	(383)	(360)
Fair value of plan assets at end of year	$4,024	$4,255
(Unfunded) funded status	$(1,846)	$(943)
Unrecognized net actuarial loss	2,565	1,480
Net amount recognized	$ 719	$ 537
Amounts recognized in the consolidated balance sheets consist of:		
(Accrued) prepaid benefit liability	$(1,846)	$(943)
Minimum pension liability	2,565	1,480
Net amount recognized	$ 719	$ 537
Weighted-average assumptions:		
Discount rate	6.50%	7.25%
Expected return on plan assets	7.00%	7.00%
Components of net periodic benefit cost:		
Interest cost	$ 348	$ 366
Expected return on plan assets	(269)	(316)
Amortization of actuarial loss	67	2
Net periodic pension expense	$ 146	$ 52

On March 1, 2000, the assets of the Gros-Ite Industries 401(k) Retirement Plan (the Gros-Ite Plan) and the Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the Apex Plan) were combined into one plan forming the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. Through December 28, 2002, the Company matched 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to the combined plan were $170,054 and $236,852 for fiscal 2002 and fiscal 2001, respectively.

Through February 2000 the Company maintained the Gros-Ite Plan, which covered substantially all employees meeting minimum age and service requirements. The Company matched 35% of employee contributions up to 15% of compensation limited annually to $1,750.

The Apex Plan covered substantially all Apex employees who had completed more than one year of service. Profit sharing contributions were made to the Apex Plan at the discretion of the Company's Board of Directors. The Apex Plan also allowed employees to contribute tax deferred salary deductions into the Plan under Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Apex Plan. Matching contributions were made by the Company at a rate of 20% of employees' contributions.

NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the EDAC Technologies Corporation Employee Stock Ownership Plan (the ESOP). Shares were allocated to employees' accounts through 1999. As of January 1, 2000, participation in the plan was frozen. On October 11, 2002, the Company terminated the Plan and distributed the assets. The value of shares held in the ESOP as of December 28, 2002 and December 29, 2001 were, $0 and $327,970, respectively.

NOTE F -- INCOME TAXES

The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

The (benefit from) provision for income taxes is as follows (in thousands):

	2002	2001	2000
Current (benefit) provision	$(643)	$ (441)	$ 33
Deferred provision	-	517	-
	(643)	76	33
Extraordinary gain:			
Current provision	-	1,402	-
Total (benefit from) provision for income taxes	$(643)	$ 1,478	$ 33

The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

	2002	2001	2000
(Loss) income before income taxes and extraordinary gain	$(14,050)	$ 2,667	$ (619)
Income tax at Federal statutory rate	(4,777)	$ 906	$ (210)
State income taxes, net of Federal benefit	(688)	132	(46)
Other	(233)	255	(203)
Change in valuation allowance	5,055	(1,217)	492
	$ (643)	$ 76	$ 33

As of December 28, 2002 and in prior years, the Company provided a valuation allowance to reserve against deferred tax assets since it was uncertain such assets would be realized. During the year ended December 28, 2002, the valuation allowance was increased by $5,055,000 due to the current year loss for financial reporting purposes and by $481,000 as a result of the tax effect of the 2002 increase in the minimum pension liability for which the valuation allowance increase was recorded in other comprehensive income (loss). For 2001, the benefit of the reduction in the valuation allowance is reflected in income (loss) before extraordinary gain in accordance with SFAS No. 109.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Allowance for uncollectible accounts receivable	$113	$ 129
Debt restructuring	1,022	959
Employee compensation and amounts withheld	44	203
Accrued expenses	159	4
Unicap and inventory reserves	382	214
Tax effect of net operating loss carryforwards (state and federal)	1,121	171
Alternative minimum tax credit carryforwards	633	916
Minimum pension	999	316
Other	661	340
Goodwill	3,305	-
Valuation allowance	(6,177)	(641)
	2,262	2,611
Deferred tax liabilities:		
Property, plant and equipment	1,899	1,898
Pension	292	-
Goodwill	-	646
Other	71	67
	2,262	2,611
Net deferred income taxes	$ -	$ -
Reflected in consolidated balance sheets as:		
Net current deferred tax (liability) asset	$ (113)	$ 910
Net long-term deferred tax asset (liability)	113	(910)
	$ -	$ -

As of December 28, 2002, the Company has net operating loss carry forwards of approximately $2.8 million, which expire in 2023. The carryforwards are limited in the event of certain changes in ownership. In addition, as of December 29, 2002 the Company has alternative minimum tax credits of approximately $633,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.

NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $105,022, $115,619, and $117,853, for 2002, 2001, and 2000, respectively. Minimum rental commitments as of December 28, 2002 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2003--$40,560; 2004--$11,133; 2005--$7,658; 2006--$3,600; 2007--$3,725; 2008 and thereafter-- $17,875.

Under the terms of an agreement executed May 3, 1995 with the State of Connecticut, Apex obtained a tax free grant in the amount of $200,000, which is secured by a first lien on various equipment and a second lien on the remainder of the Apex assets. The direct financial assistance package requires Apex to maintain its operations in Connecticut through May 3, 2005 and maintain certain employment levels. In the event of a default of the conditions, Apex is required to immediately repay the $200,000 grant plus interest at the rate of 7.5% per annum from the date of the first grant payment.

In 2002, certain shareholders proposed changes to the composition of the Company's board of directors. The letters and other communications from these shareholders contained statements which if true, appeared to indicate that a change of control, as defined, may have occurred under certain change of control agreements which existed at the time with two officers of the Company. Under the change of control agreement provisions, these employees would have been entitled to payments of up to $1,400,000 if they had left the Company under certain circumstances following a change of control. As discussed below, both officers left the Company during 2002 under the terms of separate severance arrangements which nullified the change of control agreements.

On July 29, 2002, Richard A. Dandurand, the Company's Chairman and Chief Executive Officer, resigned. Dominick A. Pagano was appointed CEO and President of the Company and Daniel C. Tracy assumed the position of Chairman of the Company. Mr. Dandurand received $104,167 paid over 5 months in equal installments that began on August 1, 2002. The date by which Mr. Dandurand has to exercise 60,000 vested stock options was extended until March 31, 2003. The Company recorded a charge of $147,000, in the quarter ended September 28, 2002 related to Mr. Dandurand's resignation.

On November 22, 2002, Ronald G. Popolizio, the Company's then Executive Vice President and Chief Financial Officer resigned. The Company agreed to pay Mr. Popolizio severance of $129,735 payable over 9 months commencing December 2002, certain other expenses and $20,000 in 2003 for consulting services. The Company recorded a charge of $190,000 in the fourth quarter of 2002 related to Mr. Popolizio's resignation.

The Company engaged an independent consultant to review its selling practices. Preliminary findings indicate that four former employees may have violated certain customer purchasing practices. Although the impact of the violations has yet to be determined, management does not believe the ultimate resolution will have a material impact on the Company's consolidated financial position or results of operations. The Company has amended its compliance policies.

NOTE H -- MAJOR CUSTOMER

For 2002, 2001 and 2000, sales to United Technologies Corporation amounted to 54%, 50% and 45%, respectively, of the Company's sales. United Technologies Corporation operates in the aerospace industry. At December 28, 2002, the Company had $1,325,749, or 42%, of trade receivables due from United Technologies Corporation. Sales to other individual customers did not exceed 10% for 2002, 2001 and 2000.

NOTE I -- SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company's President in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and serves different markets.

The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company. The major products and services of Engineered Precision Components are jet engine components. The major products and services of Precision Engineered Technologies are design, manufacture and repair of spindles and design of tooling for the aerospace industry. The major products and services of Precision Large Machining are machining of large jet engine components. The major products and services of Apex Machine Tool Company are design and manufacture of tools, fixtures and gages. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss which represents each segment's share of the Company's net income (loss). The amounts in this table are the amounts in reports used by the Company's President for 2002, 2001 and 2000 (in thousands):

	2002				
	Engineered Precision Components	Precision Engineered Technologies	Precision Large Machining	Apex Machine Tool Co.	Total
Revenues from external customers	$8,992	$2,820	$1,838	$12,200	$25,850
Interest expense	162	37	78	465	742
Depreciation and amortization	354	281	613	743	1,991
Income tax expense (benefit)	(197)	(122)	(117)	(207)	(643)
Cumulative effect of adoption of SFAS No. 142				(10,381)	(10,381)
Segment loss	(800)	(491)	(527)	(11,589)	(13,407)

	2001					
	Engineered Precision Components	Precision Engineered Technologies	Precision Large Machining	Apex Machine Tool Co.	Extraordinary Gain	Total
Revenues from external customers	$17,843	$7,109	$4,232	$15,727	--	$44,911
Interest expense	241	105	148	646	--	1,140
Depreciation and amortization	345	369	621	970	--	2,305
Income tax expense	27	11	14	24	--	76
Segment profit	653	420	636	882	2,822	5,413

	2000				
	Engineered Precision Components	Precision Engineered Technologies	Precision Large Machining	Apex Machine Tool Co.	Total
Revenues from external customers	$16,620	$6,384	$4,662	$19,586	$47,252
Interest expense	493	262	303	2,166	3,224
Depreciation and amortization	477	380	536	945	2,338
Income tax expense	16	7	10	--	33
Cumulative effect of SAB 101	--	--	--	(224)	(224)
Segment (loss) profit	(1,252)	340	502	(242)	(652)

The Company does not maintain separate balance sheet information by segment and the Company would be unable to create such information from existing financial records without incurring considerable expense, effort and delay.

NOTE J -- QUARTERLY DATA (Unaudited)

Following is selected quarterly data for 2002 and 2001. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period. The 2002 amounts have been restated to reflect the adoption of SFAS No.142 in the first quarter.

2002	1st quarter	2nd quarter	3rd quarter	4th quarter (2)
Sales	$7,731,734	$6,274,246	$5,797,981	$6,046,206
Gross profit (loss)	505,979	330,342	310,078	(146,885)
Loss from operations	(476,037)	(593,614)	(694,347)	(1,197,961)
Loss before income taxes and cumulative effect of change in accounting principle	(644,862)	(765,649)	(881,822)	(1,376,292)
Loss before cumulative effect of change in accounting principle	(515,862)	(612,057)	(705,925)	(1,191,990)
Cumulative effect of adoption of SFAS No.142 (see Note A) (1)	(10,381,077)	-	-	-
Net loss	(10,896,939)	(612,057)	(705,925)	(1,191,990)
Basic and diluted per common share data:				
Loss before cumulative effect of change in accounting principle	$(0.12)	$(0.14)	$(0.16)	$(0.27)
Cumulative effect of adoption of SFAS No.142 (see Note A) (1)	(2.35)	-	-	-
Net loss	$(2.47)	$(0.14)	$(0.16)	$(0.27)

2001 (3)	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$12,327,679	$11,280,838	$10,753,279	$10,549,187
Gross profit	2,363,735	2,077,070	1,720,149	2,331,549
Income from operations	1,186,223	515,589	697,878	1,309,123
Income before extraordinary gain	649,418	184,570	418,602	1,338,031
Extraordinary gain, net of tax	2,822,234	-	-	-
Net income	3,471,652	184,570	418,602	1,338,031
Basic per common share data:				
Income before extraordinary gain	$0.15	$0.04	$0.10	$0.30
Extraordinary gain	0.66	-	-	-
Net income	$0.81	$0.04	$0.10	$0.30
Diluted per common share data:				
Income before extraordinary gain	$0.14	$0.04	$0.09	$0.28
Extraordinary gain	0.63	-	-	-
Net income	$0.77	$0.04	$0.09	$0.28

(1) *In the first quarter of 2002, the Company adopted SFAS No. 142 which resulted in a charge of* $10,381,077.

(2) The fourth quarter of 2002 includes a charge for $692,000 to write down land, building and equipment held for sale as a result of the restructuring and $112,000 of plant consolidation expenses.

(3) During the second quarter of 2001, the Company incurred costs associated with the terminated sale of the Engineered Precision Components division of $451,000. The third quarter of 2001 included $78,000 of income related to the recovery of an investment written off in a prior year. During the fourth quarter of 2001, the income tax provision was adjusted to reduce the valuation allowance of deferred tax assets resulting in an income tax benefit of $235,000.

NOTE K -- PRO FORMA INFORMATION

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective December 30, 2001. A reconciliation follows of the net income (loss) and income (loss) per share reported in the accompanying consolidated statements of operations to the pro forma amounts adjusted for the exclusion of goodwill amortization. No tax benefit has been reflected in the pro forma adjustments since a valuation allowance is provided against the Company's deferred tax asset. The pro forma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization on net income (loss) and net income (loss) per share and are for comparative purposes only (in thousands).

	2002	2001	2000
Previously reported net income (loss)	$(13,407)	$5,413	$(652)
Goodwill amortization	-	284	284
Adjusted net income (loss)	$(13,407)	$5,697	$(368)
Net income (loss) per basic share:			
Previously reported net income (loss)	(3.04)	$ 1.25	$ (0.15)
Goodwill amortization	-	0.07	0.07
Adjusted net income (loss)	$(3.04)	$ 1.32	$ (0.08)
Net income (loss) per diluted share:			
Previously reported net income (loss)	$(3.04)	$ 1.18	$ (0.15)
Goodwill amortization	-	0.06	0.07
Adjusted net income (loss)	$(3.04)	$ 1.24	$ (0.08)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
EDAC Technologies Corporation
Farmington, Connecticut

We have audited the accompanying consolidated balance sheet of EDAC Technologies Corporation and subsidiaries as of December 28, 2002, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The consolidated financial statements as of December 29, 2001, and for the years ended December 29, 2001 and December 30, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion with an explanatory paragraph for uncertainty related to the Company's ability to continue as a going concern in their report dated February 8, 2002 (except with respect to the matter discussed in Notes A and K to such financial statements as to which the date was April 11, 2002).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of December 28, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, effective December 30, 2001, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

As discussed above, the financial statements of EDAC Technologies Corporation as of December 29, 2001, and for the years ended December 29, 2001 and December 30, 2000, were audited by other auditors who have ceased operations. As described in Note K, those financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of December 30, 2001. We audited the adjustments described in Note K that were applied to revise the 2001 and 2000 financial statements. Our audit procedures with respect to the disclosures in Note K with respect to 2001 and 2000 included (i) agreeing the previously reported net income (loss) to the previously issued financial statements and the adjustments to reported net income (loss) representing amortization expense recognized in those periods related to goodwill as a result of initially applying SFAS No. 142 to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss) and the related earnings per share amounts. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and

2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP
Hartford, Connecticut
February 7, 2003 (except with respect to the matters discussed in Note C and the third paragraph of Note A as to which the date is April 10, 2003)

COPY

Report of Independent Public Accountants

To The Shareholders and Board of Directors of
Edac Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and K to the consolidated financial statements, certain shareholders have made demands which triggered change in control payments to certain executives. The amount of the ultimate payments is not known at this time but is expected to be at a level that would result in a covenant violation on the Company's revolving credit facility and certain other long-term debt. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/Arthur Andersen LLP

Hartford, Connecticut
February 8, 2002 (except with respect to the matter discussed in Notes A and K, as to which the date is April 11, 2002)

READERS OF THESE CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE AWARE THAT THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND THAT THIS REPORT HAS NOT BEEN REISSUED OR UPDATED SINCE FEBRUARY 8, 2002 AND ARTHUR ANDERSEN LLP COMPLETED ITS LAST POST-AUDIT REVIEW OF DECEMBER 29, 2001 CONSOLIDATED FINANCIAL INFORMATION ON APRIL 11, 2002. ARTHUR ANDERSEN LLP HAS CEASED OPERATION AND HAS NOT CONSENTED TO THE INCORPORATION BY REFERNECE OF THIS REPORT INTO THE COMPANY'S FORM 10-K.

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Glenn L. Purple	Vice President-Finance and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
John M. Kucharik	Industry Consultant
John Moses	Private Investor
Stephen J. Raffay	Retired Vice-Chairman Emhart Corporation
Ross C. Towne	President and Chief Financial Officer, The Washington Source, Inc.

CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT 06032

GENERAL COUNSEL

Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

CORPORATE AUDITORS

Deloitte & Touche LLP
City Place I
185 Asylum Street
Hartford, CT 06103

TRANSFER AGENT

American Stock Transfer & Trust
59 Maiden Lane
New York, NY 10038

ANNUAL MEETING

The 2003 annual meeting of shareholders will be held on the date and at the time and place indicated in the proxy statement accompanying this report.

10-K INFORMATION

A copy of EDAC's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.